OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	LIBOR SETTLEMENTS
MATTER DETAIL:	BASED ON A REVIEW OF AVAILABLE RECORDS AND DUE INQUIRY, BBPLC IDENTIFIES THE FOLLOWING MATTER OUT OF AN ABUNDANCE OF CAUTION. THE CFTC, THE SEC, THE U.S. DEPARTMENT OF JUSTICE FRAUD SECTION (THE "DOJ-FS") AND ANTITRUST DIVISION, THE FINANCIAL SERVICES AUTHORITY (THE "FSA") AND THE EUROPEAN COMMISSION ARE AMONG VARIOUS AUTHORITIES CONDUCTING INVESTIGATIONS INTO SUBMISSIONS MADE BY BBPLC AND OTHER PANEL MEMBERS TO THE BODIES THAT SET VARIOUS INTERBANK OFFERED RATES, SUCH AS LIBOR AND THE EURO INTERBANK OFFERED RATE. ON JUNE 27, 2012, BBPLC ALONG WITH ITS PARENT BPLC AND BCI (A BBPLC SUBSIDIARY) ANNOUNCED THAT THEY HAD REACHED A SETTLEMENT WITH THE CFTC. A PENALTY OF $200 MILLION WAS PAID BY BBPLC IN CONNECTION WITH THE CFTC SETTLEMENT. ON JUNE 27, 2012, BBPLC ALSO ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE FSA (USD EQUIVALENT OF $93 MILLION PENALTY PAID BY BBPLC) AND THE DOJ-FS ($160 MILLION PENALTY PAID BY BBPLC). THESE THREE SETTLEMENTS WERE MADE BY ENTRY INTO A SETTLEMENT ORDER AGREEMENT WITH THE CFTC, A NON-PROSECUTION AGREEMENT WITH THE DOJ-FS AND A SETTLEMENT AGREEMENT WITH THE FSA (FSA REFERENCE NUMBER 122702).
FILED BY:	RUFFINL
FILED ON:	12/17/2012 2:25:17 PM

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